EXHIBIT 99.1

Call-Net (Sprint Canada) to trial new broadband wireless Internet technology with new venture

     TORONTO, May 18 /CNW/ — Sprint Canada Inc., a wholly owned subsidiary of Call-Net Enterprises Inc. and Canada’s leading national competitive telecommunications company providing wireline service to both households and businesses, and the venture between Inukshuk Internet Inc., a wholly owned subsidiary of Microcell Telecommunications Inc., Allstream Inc. and NR Communications, LLC, today announced a service trial of the venture’s broadband wireless network.

     Sprint Canada intends to evaluate the broadband wireless access (BWA) service to determine if, and under what conditions, it could be used for broadband access to households to support primary line voice and Internet services. The trial will take place over the next several months in north Toronto.

     “We view this access service as a potential alternative to existing technology, rather than an entirely new service,” said Duncan McEwan, president and chief operating officer, Sprint Canada. “It has the potential to reduce our reliance on the incumbent local exchange carriers for last mile access and it may also make entry to less densely populated areas of the country more economical, thus allowing more Canadians to benefit from competition in the home phone and local business phone service market.”

     The venture’s BWA network uses a wireless IP technology platform, provided by NextNet(R) Wireless, that is a reliable and proven system based on non-line-of-sight technology. This system offers a true plug-and-play set up, with reliability, portability and competitive pricing. Installation of the portable Customer Premise Equipment (CPE) does not require an external antenna or a service provider truck roll. The CPE can be moved as easily as a laptop computer to function almost anywhere within the network footprint. The core underlying technology will also allow the venture to integrate voice over IP (VoIP) and local network services in mid-2004.

     “On behalf of the venture partners, we are very pleased that Sprint Canada has chosen to trial our wireless technology platform,” said Ron McKenzie, senior vice president, strategy and corporate development, Allstream. “Today’s announcement demonstrates the venture’s ongoing momentum.

It is another significant step towards our collective goal of providing Canadians with more choice for high-speed Internet and local telephony access services.”

     Inukshuk, as the spectrum licensee, operates the MCS network providing wholesale BWA services. The new network operates across Inukshuk’s licensed MCS spectrum, thereby offering customers the security, reliability and predictability of wireless systems that are able to use exclusively licensed spectrum bands.

     About Call-Net and Sprint Canada

     Call-Net Enterprises Inc., (TSX: FON, FON.B) owner of Sprint Canada Inc., is a leading Canadian integrated communications solutions provider of local and long distance voice services as well as data and IP services to households and businesses across Canada. Call-Net, headquartered in Toronto, owns and operates an extensive national fibre network, has over 134 co-locations in five major urban areas including 25 municipalities, and maintains network facilities in the United States and the United Kingdom. For more information, visit www.callnet.ca and www.sprint.ca.

     About the Venture

     In November 2003, Allstream Inc., Inukshuk Internet Inc., a wholly-owned subsidiary of Microcell Telecommunications Inc., and NR Communications, LLC joined forces to build a Multipoint Communications System (MCS) network to offer high speed Internet, IP-based voice and local networking services to selected markets across Canada using broadband wireless access (BWA) technology. On March 4, 2004 the venture launched its new BWA network in Richmond, British Columbia, offering a high-speed connectivity alternative to users. Inukshuk Internet was granted licences from Industry Canada for Multipoint Communications Services (MCS) spectrum in the 2500 to 2596 MHz frequency band, to build a unique, “last mile” broadband wireless access network. The licences cover a population of some 30 million people, comprising all the provinces and territories of Canada, with the exception of Manitoba and Saskatchewan.

     NextNet is a registered trademark of NextNet Wireless, Inc.

For further information: Media: Karen O’Leary, Sprint Canada, (416) 718-6445, karen.oleary@sprint-canada.com; Claire Fiset, Microcell, (514) 992-1368, claire.fiset@microcell.ca; May Chong, Allstream, (416) 345-2342, may.chong@allstream.com ; Investors: Brock Robertson, Allstream, (416) 345-3125, brock.robertson@allstream.com; Thane Fotopoulos, Microcell, (514) 937-0102, ext. 8317, thane.fotopoulos@microcell.ca